FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* McKnight, Steven L.	2. Issuer Name and Ticker or Trading Symbol Tularik Inc. ("TLRK")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Tularik Inc. Two Corporate Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/27/03
(Street) So. San Francisco, CA 94080		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/27/03		S		2(1)	D	$4.85
Common Stock	1/27/03		S		4,215(1)	D	$4.90
Common Stock	1/27/03		S		180(1)	D	$5.10
Common Stock	1/27/03		S		180(1)	D	$5.1333
Common Stock	1/27/03		S		749(1)	D	$4.896
Common Stock	1/27/03		S		900(1)	D	$4.91
Common Stock	1/27/03		S		940(1)	D	$4.8987
Common Stock	1/27/03		S		1,019(1)	D	$4.8718
Common Stock	1/27/03		S		1,259(1)	D	$5.0203
Common Stock	1/27/03		S		1,379(1)	D	$4.9296
Common Stock	1/27/03		S		1,499(1)	D	$5.07
Common Stock	1/27/03		S		2,399(1)	D	$4.9004
Common Stock	1/27/03		S		2,519(1)	D	$5.181
Common Stock	1/27/03		S		2,757(1)	D	$5.1507
Common Stock	1/27/03		S		2,819(1)	D	$5.1841
Common Stock	1/27/03		S		3,898(1)	D	$5.18
Common Stock	1/27/03		S		4,410(1)	D	$5.0075
Common Stock	1/27/03		S		8,276(1)	D	$5.1802
Common Stock	1/28/03		S		10(1)	D	$4.91
Common Stock	1/28/03		S		284,095(1)	D	$4.64
Common Stock	1/28/03		S		200(1)	D	$4.6875
Common Stock	1/28/03		S		100(1)	D	$4.685
Common Stock	1/28/03		S		300(1)	D	$4.6883
Common Stock	1/28/03		S		1,600(1)	D	$4.6897
Common Stock	1/28/03		S		18,100(1)	D	$4.69
Common Stock	1/28/03		S		12,040(1)	D	$4.80
Common Stock	1/28/03		S		120(1)	D	$4.90
Common Stock	1/28/03		S		705(1)	D	$4.645
Common Stock	1/28/03		S		285(1)	D	$4.7025
Common Stock	1/28/03		S		1,835(1)	D	$4.7698
Common Stock	1/28/03		S		1,550(1)	D	$4.75
Common Stock	1/28/03		S		1,904(1)	D	$4.767	225,376	D
Common Stock	1/27/03		S		2(1)	D	$4.85
Common Stock	1/27/03		S		2,813(1)	D	$4.90
Common Stock	1/27/03		S		120(1)	D	$5.10
Common Stock	1/27/03		S		120(1)	D	$5.1333
Common Stock	1/27/03		S		500(1)	D	$4.896
Common Stock	1/27/03		S		600(1)	D	$4.91
Common Stock	1/27/03		S		628(1)	D	$4.8987
Common Stock	1/27/03		S		681(1)	D	$4.8718
Common Stock	1/27/03		S		841(1)	D	$5.0203
Common Stock	1/27/03		S		921(1)	D	$4.9296
Common Stock	1/27/03		S		1,001(1)	D	$5.07
Common Stock	1/27/03		S		1,601(1)	D	$4.9004
Common Stock	1/27/03		S		1,681(1)	D	$5.181
Common Stock	1/27/03		S		1,840(1)	D	$5.1507
Common Stock	1/27/03		S		1,881(1)	D	$5.1841
Common Stock	1/27/03		S		2,602(1)	D	$5.18
Common Stock	1/27/03		S		2,944(1)	D	$5.0075
Common Stock	1/27/03		S		5,524(1)	D	$5.1802
Common Stock	1/28/03		S		100(1)	D	$4.695
Common Stock	1/28/03		S		90,280(1)	D	$4.64
Common Stock	1/28/03		S		1,250(1)	D	$4.80
Common Stock	1/28/03		S		600(1)	D	$4.86
Common Stock	1/28/03		S		200(1)	D	$4.885
Common Stock	1/28/03		S		10(1)	D	$4.88
Common Stock	1/28/03		S		295(1)	D	$4.645
Common Stock	1/28/03		S		115(1)	D	$4.7025
Common Stock	1/28/03		S		765(1)	D	$4.7698
Common Stock	1/28/03		S		650(1)	D	$4.75
Common Stock	1/28/03		S		795(1)	D	$4.767	84,640	I	By Family Trust
Common Stock								200,000(2)	I	By Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) An involuntary and nondiscretionary stock sale required by a contractual loan arrangement with a third party.
(2) The reporting person disclaims ownership of such securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16, or any other purpose.

By: /s/ William J. Rieflin, as Attorney in Fact for Steven L. McKnight **Signature of Reporting Person	1/29/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.